================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                   ----------

                             LIFE TECHNOLOGIES, INC.
                                (Name of Issuer)


 Common Stock, $.01 par value per share                       532177201
     (Title of class of securities)                         (CUSIP number)


                            Richard A. Weinberg,Esq.
                        c/o ISP Management Company, Inc.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-3000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 With a copy to:

                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                                 (212) 310-8000

                                December 2, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 20 pages)

================================================================================


NYFS01...:\01\47201\0001\2037\SCHD028J.560

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 2 of 20 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              ISP OPCO HOLDINGS INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  2,035,400
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             2,035,400
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    2,035,400
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.56%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 3 of 20 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             ISP INVESTMENTS INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:             2,035,400
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         2,035,400
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    2,035,400
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.56%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 4 of 20 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            INTERNATIONAL SPECIALTY
                   S.S. OR I.R.S. IDENTIFICATION NO.   PRODUCTS INC.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            2,035,400
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       2,035,400
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    2,035,400
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.56%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 5 of 20 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             SAMUEL J. HEYMAN
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            2,035,400
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       2,035,400
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    2,035,400
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.56%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 6 of 20 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             BEAR, STEARNS & CO. INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                414,215
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           414,215
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    414,215
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.74%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 7 of 20 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             FREDERICK R. ADLER
                   S.S. OR I.R.S. IDENTIFICATION NO.    INTANGIBLE ASSET
                   OF ABOVE PERSON                      MANAGEMENT TRUST

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            NEW YORK
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    713,395
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               713,395
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    713,395
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     3.0%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 8 of 20 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON          THE COHEN REVOCABLE TRUST
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            California
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:               397,100
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:          397,100
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    397,100
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    1.67%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 9 of 20 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             A. CHANG
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              135,500
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         135,500
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    135,500
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.57%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 10 of 20 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            YORK CAPITAL MANAGEMENT,
                   S.S. OR I.R.S. IDENTIFICATION NO.   L.P.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:         78,700
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                          0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:    78,700
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:                     0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                       78,700
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.33%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 11 of 20 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             DINAN MANAGEMENT, L.L.C.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            New York
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                     0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:             78,700
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                 0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:        78,700
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                       78,700
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.33%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 12 of 20 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            JGD MANAGEMENT CORP.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:               23,100
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                    0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:          23,100
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:               0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                       23,100
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.10%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 13 of 20 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             YORK INVESTMENT LIMITED
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Bahamas
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              129,600
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                    0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         129,600
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:               0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                      129,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      .55%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 14 of 20 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             DINAN MANAGEMENT
                   S.S. OR I.R.S. IDENTIFICATION NO.    CORPORATION
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                          0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            129,600
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                     0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       129,600
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    129,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      .55%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 15 of 20 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             JAMES G. DINAN
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                      0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            231,400
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                 0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       231,400
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    231,400
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.97%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

            This Amendment No. 2 ("Amendment No. 2") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on November 20, 1998, as amended by Amendment No. 1 filed on November 30, 1998, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments"), International Specialty Products Inc. ("ISP"), Samuel J. Heyman, Bear, Stearns & Co. Inc. ("Bear, Stearns"), Frederick R. Adler Intangible Asset Management Trust (the "Adler Trust"), The Cohen Revocable Trust (the "Cohen Trust"), and A. Chang ("Chang") (collectively, the "Original Reporting Group") with respect to their ownership of common stock, par value $.01 per share (the "Common Stock"), of Life Technologies, Inc. (the "Company"). As indicated in Item 2, York Capital Management, L.P. ("York Capital"), Dinan Management, L.L.C. ("Dinan Management"), JGD Management Corp. ("JGD Management"), York Investment Limited ("York Investment"), Dinan Management Corporation ("DMC"), and James G. Dinan ("JGD") (collectively, the "Additional Reporting Persons") have joined with the Original Reporting Group (the Original Reporting Group and the Additional Reporting Persons, collectively, the "13D Group") for the purposes of the filing requirements of Section 13(d) of the Securities and Exchange Act of 1934. The Original Reporting Group, together with the Additional Reporting Persons, are sometimes hereinafter referred to as the Reporting Persons. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the
Schedule 13D.


ITEM 2.     Identity and Background

            York Capital, a Delaware limited partnership, is engaged primarily in the business of investments. The business address of York Capital is 350 Park Avenue, New York, New York 10022. The general partner of York Capital is Dinan Management (information regarding Dinan Management is set forth immediately below).

            Dinan Management, a New York limited liability company, is engaged primarily in the business of investment management. The business address of Dinan Management is 350 Park Avenue, New York, New York 10022. The sole managing member of Dinan Management is JGD. Information as to JGD's position, business address and citizenship is set forth below.

            JGD Management, a Delaware corporation, is engaged primarily in the business of investment management. The business address of JGD Management is 350 Park Avenue, New York, New York 10022. The name, position, business address and citizenship of each director and executive officer of JGD Management are set forth on Schedule A hereto.

            York Investment, a company organized under the laws of the Bahamas, is engaged primarily in the business of investments. The business address of York Investment is Windermere House, 404 East Bay Street, P.O. Box SS 5539, Nassau, Bahamas. The name, position, business address and citizenship of each director and executive officer of York Investment are set forth on Schedule A hereto.

            DMC, a Delaware corporation, is engaged primarily in the business of investment management. The business address of DMC is c/o JGD Management Corp., 350 Park Avenue, New York, New York 10022. The President and sole Director of DMC is JGD. Information as to JGD's position, business address and citizenship is set forth immediately below.

            JGD, a citizen of the United States of America, is President of JGD Management, an investment management company. JGD's business address is 350 Park Avenue, New York, New York 10022.

            None of the Additional Reporting Persons nor any of the persons listed on Schedule A hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of


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
competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.


ITEM 3.     Source and Amount of Funds or Other Consideration

            York Capital has purchased an aggregate of 78,700 Shares for total consideration (including brokerage commissions) of $2,915,354 derived from working capital of York Capital.

            York Investment has purchased an aggregate of 129,600 Shares for total consideration (including brokerage commissions) of $4,800,874 derived from working capital of York Investment.

            JGD Management has purchased an aggregate of 23,100 Shares for a total consideration (including brokerage commissions) of $855,714 derived from working capital from discretionary accounts.


ITEM 4.     Purpose of Transaction

            The response of the Reporting Persons to this Item 4 as previously disclosed in Amendment No. 1 to the Schedule 13D has not changed.


ITEM 5.     Interest in Securities of the Issuer

            As of the close of business on December 2, 1998, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 3,927,010 Shares, representing approximately 16.52% of the Common Stock outstanding on December 2, 1998 (based on 23,770,344 shares of Common Stock believed by the Reporting Persons to be outstanding as of November 3, 1998).

            ISP Investments has the sole power to vote, direct the voting of, dispose of and direct the disposition of 2,035,400 Shares. ISP Opco, by virtue of its ownership of all of the outstanding capital stock of ISP Investments, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Investments. ISP, by virtue of its ownership of all of the outstanding common stock of ISP Opco, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Investments. Mr. Heyman, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 76% of the capital stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Investments.

            Bear, Stearns has the sole power to vote, direct the voting of, dispose of and direct the disposition of 414,215 Shares.

            The Adler Trust has the sole power to vote, direct the voting of, dispose of and direct the disposition of 713,395 Shares.

            The Cohen Trust has the sole power to vote, direct the voting of, dispose of and direct the disposition of 397,100 Shares.

            Chang has the sole power to vote, direct the voting of, dispose of and direct the disposition of 135,500 Shares.

            York Capital has the sole power to vote, direct the voting of, dispose of and direct the disposition of 78,700 Shares. Dinan Management, as General Partner of York Capital, may be deemed to own beneficially (solely for purposes of

Rule 13d-3) the Shares owned by York Capital. JGD, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 99% of the ownership interests in Dinan Management, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by York Capital.

            JGD Management has the sole power to vote, direct the voting of, dispose of and direct the disposition of 23,100 Shares. JGD, by virtue of his beneficial ownership (as defined in Rule 13d-3) of all of the capital stock of JGD Management, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by JGD Management.

            York Investment has the sole power to vote, direct the voting of, dispose of and direct the disposition of 129,600 Shares. DMC, by virtue of its role as investment sub-manager of York Investment's accounts, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by York Investment. JGD, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 99% of the capital stock of DMC, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by York Investment.

            Each member of the Original Reporting Group disclaims beneficial ownership of the Shares owned by each of the Additional Reporting Persons and each of the Additional Reporting Persons disclaims beneficial ownership of the Shares owned by each of the other Reporting Persons.

            Since the filing of Amendment No. 1 to the Schedule 13D, members of the Original Reporting Group effected transactions in Shares in open market transactions as set forth in Schedule B hereto. In the past 60 days, the Additional Reporting Persons effected transactions in Shares in open market transactions as set forth in Schedule C hereto.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            On December 2, 1998, members of the Original Reporting Group and each of the Additional Reporting Persons entered into a letter agreement (the "Group Agreement") pursuant to which each of the Additional Reporting Persons agreed (i) for a period of six months not to sell or otherwise dispose of any Shares unless all of the parties mutually agree, (ii) to bear its own costs and expenses incurred in connection with its ownership of Shares, the Group Agreement or any transactions entered into pursuant to the Group Agreement, provided that any expenses incurred by a party for the common benefit of all shall be shared by the parties, other than the Adler Trust, on a pro rata basis,
(iii) to join with ISP in a Schedule 13D filing and any required amendments and
(iv) not to enter into any other contract, arrangement, understanding or relationship with any other person with respect to equity securities of the Company for a period of six months without the written consent of the other parties.

            Except as set forth above, the response of the Reporting Persons to this Item 6 as previously disclosed in Amendment No.1 to the Schedule 13D has not changed.

            A copy of the Group Agreement is set forth as Exhibit 1 hereto and incorporated herein by reference.


ITEM 7.     Materials to be Filed as Exhibits

            1. Form of Group Agreement among the Reporting Persons with respect to the filing of this Schedule 13D.


            [The remainder of this page intentionally left blank.]


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
                                   SIGNATURES


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   December 2, 1998

                                          ISP OPCO HOLDINGS INC.
                                          ISP INVESTMENTS INC.
                                          INTERNATIONAL SPECIALTY PRODUCTS INC.

                                          By: /s/ James P. Rogers
                                              ----------------------------------
                                              James P. Rogers
                                              Executive Vice President
                                              Finance


                                              /s/ Samuel J. Heyman
                                              ----------------------------------
                                              Samuel J. Heyman


                                          BEAR, STEARNS & CO. INC.

                                          By: /s/ Barry Cohen
                                              ----------------------------------
                                              Barry Cohen
                                              Senior Managing Director



                                          FREDERICK R. ADLER INTANGIBLE ASSET
                                          MANAGEMENT TRUST

                                          By: /s/ Susan R. Chapman
                                              ----------------------------------
                                              Susan R. Chapman
                                              Trustee



                                          THE COHEN REVOCABLE TRUST

                                          By: /s/ S. Cohen
                                              ----------------------------------
                                              S. Cohen
                                              Trustee


                                              /s/ A. Chang
                                              ----------------------------------
                                              A. Chang


                                          YORK CAPITAL MANAGEMENT, L.P.

                                          By:   DINAN MANAGEMENT, L.L.C., its
                                                General Partner

                                                By: /s/ James G. Dinan
                                                    ----------------------------
                                                    James G. Dinan
                                                    President


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
                                          DINAN MANAGEMENT, L.L.C.

                                          By: /s/ James G. Dinan
                                              ----------------------------------
                                              James G. Dinan
                                              President



                                          JGD MANAGEMENT CORP.
                                          DINAN MANAGEMENT CORPORATION

                                          By: /s/ James G. Dinan
                                              ----------------------------------
                                              James G. Dinan
                                              President



                                          YORK INVESTMENT LIMITED

                                          By: /s/ Anthony L.M. Inder Reiden
                                              ----------------------------------
                                              Anthony L.M. Inder Reiden
                                              Director









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
                                   SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF JGD MANAGEMENT CORP.
           --------------------------------------------------------



      Name                    Principal Occupation or Employment
      ----                    ----------------------------------

James G. Dinan                Director and President

Jeanette Dinan                Director



            James G. Dinan and Jeanette Dinan are citizens of the United States of America and their business address is 350 Park Avenue, New York, New York 10022.




           DIRECTORS AND EXECUTIVE OFFICERS OF YORK INVESTMENT LIMITED
           -----------------------------------------------------------


      Name                    Principal Occupation or Employment
      ----                    ----------------------------------

Anthony L.M. Inter Reiden     Director

Dawn E. Davies                Director



            Anthony L.M. Inter Reiden and Dawn E. Davies are citizens of the Bahamas and their business address is Windermere House, 404 East Bay Street, P.O. Box 5539, Nassau, Bahamas.


















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
                                   SCHEDULE B


      The following schedule sets forth information with respect to each purchase of Shares which was effectuated by the Original Reporting Group since the filing of Amendment No. 1 to the Schedule 13D. All transactions were effectuated in the open market through a broker.


                                      None




























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
                                   SCHEDULE C


      The following schedule sets forth information with respect to each transaction in Shares which was effectuated by the Additional Reporting Persons in the 60 day period prior to the filing of this Amendment No. 2. All transactions were effectuated in the open market through a broker.


                          YORK CAPITAL MANAGEMENT, L.P.
                          =============================

                                    Number of
      Date                    Shares Purchased (Sold)         Price Per Share
      ====                    =======================         ===============


   10/29                              81,400                      37.04
   10/30                               5,000                      37.10
   11/2                                9,400                      37.06
   11/24                               (5,000)                    37.33
   11/24                               (9,400)                    37.33
   11/24                               (2,700)                    37.33



                             YORK INVESTMENT LIMITED
                             =======================

                                    Number of
   Date                       Shares Purchased (Sold)           Price Per Share
   ====                       =======================           ===============


   10/29                              14,000                        37.04
   10/29                             120,000                        37.04
   10/30                               8,200                        37.10
   11/2                               15,400                        37.06
   11/24                              (8,200)                       37.33
   11/24                             (15,400)                       37.33
   11/24                              (4,400)                       37.33









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
                              JGD MANAGEMENT CORP.
                              ====================

                                    Number of
   Date                       Shares Purchased (Sold)        Price Per Share
   ====                       =======================        ===============


   10/29                              23,900                      37.04
   10/30                               1,400                      37.13
   11/2                                2,700                      37.08
   11/24                              (1,200)                     37.33
   11/24                              (3,000)                     37.32
   11/24                                (700)                     37.33

















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
                                  EXHIBIT INDEX


Exhibit No.             Document                                  Page No.
-----------             --------                                  --------

    1                 Form of Group Agreement among the
                      Reporting Persons with respect to
                      the filing of this Schedule 13D


















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